PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-122062


                           PROSPECTUS SUPPLEMENT NO. 1
                      (to Prospectus dated August 12, 2005)

                         VELOCITY ASSET MANAGEMENT, INC.

                        5,206,022 Shares of Common Stock

         This prospectus supplement supplements, and should be read in conjunction with, the accompanying prospectus dated August 12, 2005. The prospectus relates to the public sale, from time to time, of up to 5,206,022 shares of our common stock, par value $0.001 per share, by the selling shareholders named in the prospectus, for their own account.

         The following information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this prospectus supplement.

         The prospectus is supplemented to add the following information:

         On October 27, 2005, we and our wholly owned subsidiary, J Holder, Inc., entered into a securities purchase agreement with DKR SoundShore Oasis Ltd. relating to a sale of a 10% secured convertible debenture, due April 27, 2007, in the aggregate principal amount of $1.8 million, and an associated common stock purchase warrant to purchase 200,000 shares of our common stock at an exercise price of $3.10 per share. Net proceeds from the financing ($1,770,000.00) are to be used primarily for working capital purposes including, but not limited to, the purchase of distressed real property interests and distressed consumer receivable portfolios. We agreed to register the shares of common stock underlying the debenture and warrants with the Securities and Exchange Commission, which registration statement was declared effective on December 29, 2005.

         The debenture was issued with an initial conversion price of $4.00 per share and provides for full ratchet anti-dilution protection (in certain circumstances). At the initial conversion price, the debenture is convertible into an aggregate of 450,000 shares of common stock. The debenture bears interest at 10% per annum, payable monthly on the first day of each calendar month, beginning on November 1, 2005. Interest is payable in cash or, at our option, in shares of common stock provided certain conditions are satisfied. On or after April 1, 2006, the debenture will be convertible into shares of common stock at a price equal to $2.525 per share (125% of the 5 day average closing price immediately prior to the closing date).

         Beginning on April 1, 2006, we are obligated to repay the debenture in monthly payments equal to 1/12 of the outstanding principal amount, in cash; provided, however, that upon the satisfaction of certain conditions, such payment may be made in shares of our common stock based on a conversion price equal to 85% of the average of the three lowest closing prices of our common stock during the ten trading days immediately prior to the applicable monthly payment date.

         DKR was granted (i) a security interest in: our assets and the assets of our subsidiaries, JHolder, TLOP Acquisition Company, LLC, VOM, LLC and SH Sales, Inc., and (ii) a pledge of our direct and indirect ownership of our subsidiaries, each of which are subject to the liens of holders of existing
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indebtedness, permitted liens and permitted indebtedness. Additionally, the subsidiaries have agreed to guarantee our obligations under the debenture and the other transaction documents.

         On December 1, 2005, we filed a registration statement with the Securities and Exchange Commission, to sell up to 1,000,000 shares of Series A convertible preferred stock at a price of $10.00 per share. We will be offering a minimum of 500,000 shares on a "best efforts, all-or-none" basis and an additional 500,000 of such shares on a "best efforts" basis up to a maximum of 1,000,000 shares. We intend to use the estimated net proceeds from this offering primarily for the purchase of portfolios of unsecured consumer receivables, the purchase of distressed real property, repayment of outstanding convertible debt to DKR and for general corporate purposes, including working capital.


           The date of this prospectus supplement is December 29, 2005